

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara , CA , 95054

      Re: Chegg, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed February 20, 2020
          File No. 001-36180

Dear Mr. Brown:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: David A. Bell, Esquire